EXHIBIT 11

FREEGOLD VENTURES LIMITED

ITF: TSX, OCT BB: FGOVF, FRANKFURT: FR4

2007 ANNUAL GENERAL MEETING

2007 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2007 Annual General Meeting of the shareholders of Freegold Ventures Limited is being held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, on Wednesday, April 25, 2007, at 10:00 a.m.

Freegold Ventures Limited

2303 West 41st  Avenue

Vancouver, British Columbia, V6M 2A3

Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

FREEGOLD VENTURES LIMITED

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

Telephone No.:  604-685-1870  Fax No.: 604-685-6550

INFORMATION CIRCULAR

as at February 28, 2007 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of FREEGOLD VENTURES LIMITED (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on Wednesday, April 25, 2007, at the Company’s Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting.  If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders will not appear on the share register of the Company.  Such shares will most likely be registered in the name of the broker or an agent of the broker.  In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms.  Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.  As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients.  The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder’s broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”).  ADP typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures.  ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote shares directly at the Meeting.  Instead, the voting instruction form must be returned to ADP or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the proxy.

RECORD DATE

The Company has set the close of business on February 28, 2007, as the record date (the “Record Date”) for the Meeting.  Only the common shareholders of record, as at the Record Date are entitled to receive notice of and to

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vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of the within circular.  As such, all directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly are as follows:

Name	Office	Number of Shares
Colin Bird	Director	210,628
Bernard Barlin	Director	0
Hubert Marleau	Director	0
Morris Medd	Director	0
Harry Barr	Chairman, Director	1,475,997(1)
Steve Manz	President & CEO	427,272
Kristina Walcott	VP, Business Development	231,823
Michael Gross	VP, Exploration	119,999
Jeff Woods	VP, Project Development	0
Gordon Steblin	Chief Financial Officer	30,000
Taryn Downing	Corporate Secretary	30,000

(1)

Of the 1,475,997 shares owned by Harry Barr, 375,350 shares are owned directly; 392,875 shares are owned by Canadian Gravity Recovery Inc., a private company owned by Mr. Barr; and 707,772 shares are owned by 293020 BC Ltd., a private company owned by Mr. Barr.

Other than as specifically discussed in this Information Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain directors and officers have been granted stock options.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue an unlimited number of common shares without par value (the “shares”) of which 46,091,403 shares are issued and outstanding as of the Record Date.

A quorum for the transaction of business at the Meeting is one member if the Company has only one member; or two members or proxyholders representing two members, or one member and one proxyholder representing another member, personally present at the commencement of the meeting and holding, or representing by proxy, not less than 5% of the issued shares of a class of shares, the holders of which are entitled to attend and to vote at the meeting.

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by CIBC Mellon Trust Company and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at February 28, 2007, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

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Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company(1) 25 Esplanade Box 1038, Station A Toronto, ON M5E 1W5	27,827,488(2)	60.37%

Notes

(1)

CDS & Co. is a depository.

(2)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of your Company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of your Company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) means a plan providing compensation intended to motive performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers (“NEOs”) means the following individuals:

(a) each CEO; (b) each CFO; (c) each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Stock Appreciation Rights (“SARs”) means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of December 31, 2006.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman	2006 2005 2004	103,680(1) 103,680(1) 103,680(1)	3,922 3,138 20,960	Nil Nil Nil	Nil Nil 190,000(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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Steve Manz, President & CEO(2)	2006 2005	150,000 25,000	15,000 Nil	Nil Nil	Nil 1,500,000(5)	Nil $157,500	Nil Nil	Nil Nil
Gordon Steblin, CFO	2006 2005 2004	26,600(1) 26,771(1) 30,313(1)	2,231 1,785 11,400	Nil Nil Nil	Nil Nil 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Fees paid through a service Company.

(2)

Steve Manz was appointed President & CEO of the Company on October 18, 2005.

(3)

These stock options were granted to Canadian Gravity, a wholly-owned company of Mr. Barr.

(4)

250,000 of these stock options were granted to Canadian Gravity Recovery Inc., a private company owned by Mr. Barr. The remaining 250,000 stock options were granted to Mr. Barr directly.

(5)

 Of the 1,500,000 granted, 500,000 of these were granted under the Company's 2004 Stock Option Plan and 1,000,000 were granted under the Company's Performance Share Plan.

LTIPs – Awards in Most Recently Completed Financial Year

Other than the grant of stock options pursuant to the Company’s share option plan, the Company made no LTIP awards during the most recently completed financial year.

Options Granted to NEOs During the Most Recently Completed Financial Year

During the financial year ended December 31, 2006 no options were granted to NEOs.

Aggregated Option\SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option\SAR Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended December 31, 2006 and the number and value of unexercised options as at December 31, 2006.

Name (a)	No. of Shares Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	No. of Unexercised Options at Dec. 31, 2006 (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options at Dec. 31, 2006 ($)(2) Exercisable/Unexercisable (e)
Canadian Gravity Recovery Inc.(3)	Nil	Nil	590,000/0	17,750
Harry Barr, Chairman	Nil	Nil	250,000/0	1,250
Steve Manz President & CEO	Nil	Nil	312,500/187,500(4) 345,454/654,546(5)	89,062.50/53,437.50 164,090.65/310,909.35
Gordon Steblin, CFO	Nil	Nil	210,000	8,800

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on December 31, 2006 of $0.485 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

A private company owned by Mr. Barr.

(4)

Represents stock options.

(5)

Represents performance shares.

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Option\SARs cancelled/expired to NEO’s During the Most Recently Completed Financial Year

During the financial year ended December 31, 2006 no common shares of the Company to NEOs were cancelled/expired.

Option Repricings

During the financial year ended December 31, 2006 no options to NEOs were repriced.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

The NEOs do not have agreements with respect to their employment with the Company.  Refer to Compensation of Directors below disclosing the payments made by the Company.

Composition of the Compensation Committee

The Compensation Committee is comprised of Bernard Barlin, Hubert Marleau, and Morris Medd.  None of these directors are officers or employees of the Company. The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation options, SARs securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company’s cash compensation to NEO’s tends to remain more or less constant, while any options, SARs security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SARs, shares and units, the grants made in previous years, and the number that remain outstanding along with the amount of options remaining issuable under the Company’s stock option plan.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, when determining cash compensation to the Chairman, President, and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as Chairman,

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President, and CEO, as well as personal risks and contributions to the Company’s success.  The Chairman, President, and CEO receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation of Directors

Commencing January 1, 2005 the directors were remunerated as follows: $1,500 per quarter, $500 per directors meeting and $500 per committee meeting.

During the year ended December 31, 2006 a total of $107,602 was paid to a private company owned by Mr. Barr, Chairman and Director of the Company for management services.

PERFORMANCE GRAPH

The following graph compares the Company’s five year cumulative total shareholder return considering a $100 Investment – for the period of December 31, 2001 to December 31, 2006 with the total cumulative return of the S&P/TSX Composite Index for that period.

	31-Dec-2001	31-Dec-2002	31-Dec-2003	31-Dec-2004	31-Dec-2005	31-Dec-2006
ITF	100.00	139.57	159.95	112.91	70.57	152.11
TSX Composite Index	100.00	74.04	92.02	103.50	125.93	144.21

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During fiscal year ended 2006 the Company maintained three incentive and stock option compensation plans:  the 2004 Plan, the 2005 Plan and a Performance Share Plan (all as defined below), all of which have been previously approved by the shareholders of the Company and by the TSX.  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at December 31, 2006.

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Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	5,681,250	0.36	4,117,543
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	5,681,250	0.36	4,117,543

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which have previously been approved by the shareholders: the 2004 Plan, the 2005 Plan and the Performance Share Plan (all as defined below).  These plans, which are detailed below, are maintained separate and apart from each other.

(a)

2004 Stock Option Plan (Amended May 20, 2004)

The Company’s stock option plan, as amended May 20, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 5,258,341 shares.

		Percentage of Issued and Outstanding Shares as of February 28, 2007
Shares issued upon exercise of incentive stock options	665,000	1.44%
Shares reserved for issuance pursuant to unexercised incentive stock options	4,593,341	10
Unallocated shares available for future grants of incentive stock options	0	0
TOTAL	5,258,341	11.44%

The 2004 Plan was adopted to advance the interests of the Company and its shareholders by affording key personnel, upon whose judgment, initiative and effects the Company rely for the successful conduct of the Company’s business, an opportunity for investment in the Company and the incentive advantages inherent in the share ownership in the Company.  The 2004 Plan authorizes the Board to grant options to key personnel selected by the Board, upon considering criteria such as employment position or other relationship with the Company, duties and responsibilities, ability, productivity, length of service or association, morale, interest in the Company, recommendations by supervisors and other matters.

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to key personnel upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price (which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding shares of the Company in any 12 month period and no insider may be granted options exceeding 5% of the issued and outstanding shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of shares reserved for any on individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee’s relationship with the Company is terminated for cause, then such person’s

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options will terminate on the same day that the relationship ceases.  If an optionee’s relationship with the Company is terminated for any reason other than cause or death, then such person’s options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30 day exercise period.  Upon death of an optionee, such optionee’s options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

The 2004 Plan may be amended by the Board as it may deem proper and in the best interests of the Company, subject to prior approval of the TSX, provided that no such amendment shall impair any option previously granted under the 2004 Plan.

The Company intends to continue with 2004 Plan until all allowable options have been granted.  Thereafter, the Company shall grant options pursuant to the 2005 Plan.

All allowable options have now been granted under the 2004 Plan and, accordingly, any new options shall be granted by the Company under the 2005 Plan (see below).    The 2004 Plan shall only remain in effect until all outstanding options have either been exercised or expired.

(b)

2005 Stock Option and Incentive Plan (April 26, 2005)

The Company’s 2005 Stock Option and Incentive Plan dated April 26, 2005 (the “2005 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.

2005 Stock Option Plan

The Company’s existing 2005 stock option plan (the “2005 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 2,991,720 shares.

		Percentage of Issued and Outstanding Shares as of February 28, 2007
Shares issued upon exercise of incentive stock options	0	0%
Shares issued upon exercise of performance shares	0	0
Shares reserved for issuance for unexercised incentive stock options	11,659	0.03%
Shares reserved for issuance for the unexercised performance shares	12,518	0.03%
Unallocated shares available for future grants of incentive stock options and/or performance shares	2,967,543	6.44%
TOTAL	2,991,720	6.5%

2005 Plan - General

The purpose of the 2005 Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company’s business.  Incentive benefits that may be granted under the 2005 Plan include:  stock options (tax qualified and non-tax qualified); stock awards, restricted stock, stock appreciation rights, performance shares/units; grant or sale of compensation related restricted shares or deferred shares, cash awards or other incentives that may be determined by the Board in future.

The 2005 Plan is administered by the Board in accordance with the terms of the 2005 Plan.

The 2005 Plan provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 Plan will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 Plan took effect March 1, 2005 and will terminate on March 1, 2015.

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Incentives under the 2005 Plan may be granted only to such directors, officers, employees, consultants, advisors or other eligible participants as determined by the Board (collectively, the “Participants”).  No individual may receive incentive grants exceeding 5% of issued capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

The 2005 Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or exchange policies:  an increase in the fixed percentage of shares subject to the 2005 Plan and any change in the definition of Participant (i.e., persons that may receive options or awards under the 2005 Plan).

The Board may make amendments such as repricing and extending non insider options.

If required by Exchange policy to which the Company is subject, repricing or extension of incentive agreements to insiders shall require shareholder approval.

Stock Options

The Board may grant options to Participants to purchase common shares of the Company upon such terms and conditions as the Board may determine.  The option price will be at fair market value, as determined by the Board in accordance with applicable laws and exchange policies.  Unless otherwise specified, the term of each option will be five years from the date of grant with any vesting provisions being set at the discretion of the Board.  In most circumstances, an option will be exercisable for a period of three months after an employee ceases to be an employee, where such termination of employment is voluntary, (only with respect to options that are vested on such date of termination of employment).  The options will terminate on the date an employee’s employment by the Company is terminated, if such termination is for cause.  Where employment has been terminated due to disability or death, the options will be exercisable for six months from the date of termination of employment or death with respect only to options that are vested on the date of termination of employment or death, as the case may be.

Any grant of option may provide for payment to the optionee of dividend equivalents or accretions thereon in cash or shares on a current, deferred or contingent basis or the Board may provide that any dividend equivalent may be credited against the option price.  Any grant of an option may provide that payment of the option price may be made in the form of restricted shares or other shares that are not subject to risk of forfeiture or restrictions on transfer in the manner determined by the Board.  Any grant may allow for deferred payment of the option price through a sale and remittance procedure whereby the Participant will sell the common shares through a Company-designated brokerage firm, which firm then will forward directly to the Company from the proceeds of sale of the shares, the aggregate option price payable for the purchased shares.

Subject to applicable laws and exchange policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the 2005 Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

Restricted Shares

Restricted shares will be sold or transferred by the Company to a Participant at a price which may be below fair market value or for no payment at all, but are subject to restriction on their sale or other transfer by the Participant and such shares will be escrowed until such time as the restrictions are removed.  The number of restricted shares that may be transferred or sold by the Company, the sale price, and the restrictions set on such shares will all be determined by the Board at the time of grant.

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Deferred Shares

Deferred shares are an award of the right to receive shares at the end of a specified deferral period, upon fulfillment during the deferral period of pre-set performance conditions, all of which terms and conditions will be determined by the Board at the time of grant or sale of the deferral shares.

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.  12,518 performance shares have been allotted and will be issued pursuant to the terms of the 2005 Plan.  These performance shares shall vest on January 11, 2009.  These performance shares represent 0.03% of the Company’s issued and outstanding shares.

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,187,482 nominal value performance shares (872,897 in 2003 and 1,314,585 in 2004).  These performance shares are separate from any performance shares that may be issued under the 2005 Plan.  To date, all 2,187,482 of these shares have been allotted and 677,271 have been issued.  At the time of shareholder approval in 2003, the 872,897 shares represented 5% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,314,585 shares represented 5% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,314,585 shares represented 5% of the Company’s then issued and outstanding shares. As at February 28, 2007, the 2,187,482 performance shares represent 4.75% of the Company’s issued and outstanding shares.

These performance shares have been and shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.  Vesting provisions have been and may be imposed at the discretion of the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance.

As of February 28, 2007, 2,187,482 performance shares have been allotted as follows:

(i)

400,000 performance shares were allotted on, March 5, 2005 of which 150,000 shares have been issued and the remaining shares shall vest as to 50,000 shares in six month increments (on March 5 and September 5, as applicable, in each year until March 5, 2009).  These performance shares represent 0.87% of the Company’s issued and outstanding shares as at February 28, 2007.

(ii)

1,000,000 performance shares were allotted on October 3, 2005, of which 427,272 shares have been issued and the remaining shares shall vest as to 81,818 shares in three month increments (on April 1, July 1, October 1 and January 1, as applicable, in each year until July 1, 2008) with the remaining 81,820 shares vesting on August 1, 2008.  These performance shares represent 2.17% of the Company’s issued and outstanding shares as at February 28, 2007.

(iii)

400,000 performance shares were allotted on March 13, 2006, of which 99,999 have been issued and the remaining shares shall vest as to 33,333 shares in three month increments (on March 13, June 13, September 13, and December 13, as applicable, in each year until December 13, 2008) with the remaining 33,337 shares vesting on March 13, 2009.  These performance shares represent 0.87% of the Company’s issued and outstanding shares as at February 28, 2007.

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(iv)

387,482 performance shares were allotted on January 11, 2007 of which no shares have been issued as at February 28, 2007.  These shares shall vested as to 50,000 shares in three month increments (on January 11, April 11, July 11 and October 11, as applicable, in each year until October 11, 2008), with the remaining 37,482 shares vesting on January 11, 2009.  These performance shares represent 0.84% of the Company’s issued and outstanding shares as at February 28, 2007.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending December 31, 2006.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company or other informed person, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein or elsewhere in this Information Circular.

APPOINTMENT OF AUDITORS

The Company’s auditors for the year-ended December 31, 2006, Staley Okada & Partners, merged with PricewaterhouseCoopers LLP.  The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending December 31, 2006.  PricewaterhouseCoopers LLP will be nominated at the Company’s Annual General Meeting for election as the Company’s auditors for the ensuing year.  Remuneration of PricewaterhouseCoopers LLP is to be determined by the Company’s Board of Directors.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiary are to any substantial degree performed by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of five directors.  All the proposed nominees are current directors.

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Independence

Section 1.4 of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of MI 52-110, three of the five members of the Board are independent.  The members who are independent are Bernard Barlin, Hubert Marleau and Morris Medd.  Harry Barr is not independent by virtue of the fact that he was, within the past 3 years, an executive officer of the Company (Mr. Barr was the former CEO of the Company from August 21, 1991 to October 18, 2005).  Colin Bird is not independent by virtue of the fact that he was, within the past 3 years, an executive officer of the Company (Mr. Bird was the former President of the Company from February 19, 1999 to June 29, 2005).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	CanAlaska Uranium Ltd. Pacific North West Capital Corp. El Nino Ventures Inc.
Colin Bird	CanAlaska Uranium Ltd. Jubilee Platinum PLC Tiger Resource Finance PLC Pan African Resources PLC MIT Ventures Corp.
Bernard Barlin	CanAlaska Uranium Ltd. Pacific North West Capital Corp. El Nino Ventures Inc.
Hubert Marleau

CanAlaska Uranium Ltd.

Buzz Telecom

Global Capital Corp.

Global Development Resources, Inc.

GobiMin Inc.

Huntington Exploration Inc.

Maudore Minerals Ltd

Mitec Telecom Inc.

Niocan Inc.

ORTHOsoft Holdings Inc.

Uni-Sélect Inc.

Warnex Inc.

Morris Medd	Nil

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Meetings of Directors

The Board holds a minimum of four meetings each year, either in person or by consent resolution as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent Directors have not held a meeting at which non-independent Directors were not in attendance.

Chairman

In the year ended December 31, 2006, Harry Barr was the Chairman.  Under MI 52-110, Mr. Barr is not independent by virtue of the fact that he was the former CEO of the Company (August 21, 1991 to October 18, 2005) (in order to be independent, Mr. Barr must not have been an executive officer of the Company in the last three years).

Attendance Record

In the year ended December 31, 2006, the Board held two meetings and passed resolutions by way of consent resolutions on 22 different occasions.  All of the Directors attended all meetings and executed all consent resolutions.

Mandate of the Board of Directors

The Board has a written mandate which ensures that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.

The mandate of the Board, as prescribed by applicable corporate law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Position Description for Chairman and CEO

The Board is in the process of developing a written position description for the Chairman of the Board.  The Board is also in the process of developing a written position description for the CEO.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics, which may be found in Item 19 of the Company’s Form 20F dated March 26, 2007 filed on SEDAR at www.sedar.com.

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Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are in integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Hubert Marleau, Chairman of the Audit Committee, Morris Medd and Bernard Barlin who are financially literate in accordance with national securities legislation.  Mr. Hubert Marleau, B.Sc., is currently President & CEO of Palos Capital Corp., and has been a director or executive officer of several public companies for over 25 years.  Mr. Morris Medd is the retired President of the Redpath Group of Companies, world leaders in underground mine development, and a current director of the group.  He has served on the board of the Ontario Mining Association.  Mr. Bernard Barlin, B.Sc. (Eng.), P. Eng., C. Eng was a director or executive officer of public companies for over 30 years.

All of these directors are independent in accordance with the standards of director independence set out under MI 52-110.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Additional information regarding the audit committee may be found in Item 16A of the Company’s Form 20F dated March 26, 2007 filed on SEDAR at www.sedar.com.

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

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The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

December 31, 2006	$30,000	$2,083.00	$2,773	$ Nil
December 31, 2005	$39,200	$2,137.67	$4,850	$ Nil

Compensation Committee

In fiscal year ended 2006, the Board of Directors appointed a Compensation Committee composed of three directors: Bernard Barlin, Hubert Marleau, and Morris Medd.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

In fiscal 2006, the Board of Directors appointed a Corporate Governance Committee composed of three directors: Bernard Barlin, Hubert Marleau, and Morris Medd.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

Assessments

The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended December 31, 2006.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Appointment of Auditors

The Company’s auditors for the year-ended December 31, 2006, Staley Okada & Partners, merged with PricewaterhouseCoopers LLP.  The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending December 31, 2006.  PricewaterhouseCoopers LLP will be nominated at the Company’s Annual General Meeting for election as the Company’s auditors for the ensuing year.  Remuneration of PricewaterhouseCoopers LLP is to be determined by the Company’s Board of Directors.

3.

Election of Directors

The size of the Board of Directors is currently five.

It is proposed that the below-stated nominees be elected at the Meeting as directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Annual General Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during

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which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 28, 2007.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled at Feb 28/07(1)
Harry Barr Vancouver, BC Canada Chairman	Chairman of CanAlaska Uranium Ltd. (2004-present); President & CEO of CanAlaska Uranium Ltd. (1985–2004); Director of CanAlaska Uranium Ltd. (1985-present); President, CEO, & Director of Pacific North West Capital Corp. (1996 – present); Director of El Nino Ventures Inc. (1999 – present); Chairman and Chief Executive Officer of El Nino Ventures Inc. (2006 – present) and President of El Nino Ventures Inc. (2003-2006); and Chairman & CEO of El Nino Ventures Inc. (2006-present).	1985	1,475,997 (6)
Colin Bird(5) Camberley, UK Director	CEO of Jubilee Platinum PLC (2002-present); Managing Director of Lion Mining Finance Ltd. (1995–present); and Director of various other mining companies.	1996	210,628
Bernard Barlin(2)(3)(4)(5) UK Director	Director of CanAlaska Uranium Ltd. (1989–present); Director of Pacific North West Capital Corp. (2000–present); and Director of El Nino Ventures Inc. (2004-present).	1989	Nil
Hubert Marleau(2)(3)(4)(5) Montreal, Canada Director	President & CEO of Palos Capital Corp. (1998–present); and Director of several other companies.	1996	Nil
Morris Medd(2)(3)(4)(5) Ontario, Canada Director	Independent businessman, President of Redpath Group (1999-2004).	2006	Nil

Notes:

(1)

This information has been furnished by the respective directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated director

(6)

Of the1,475,997 shares owned by Harry Barr, 375,350 shares are owned directly; 392,875 shares are owned by Canadian Gravity Recovery Inc., a private company owned by Mr. Barr; and 707,772 shares are owned by 293020 BC Ltd., a private company owned by Mr. Barr.

Harry Barr and Bernard Barlin are also directors of Pacific North West Capital Corp. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Pacific North West Capital Corp.

ADDITIONAL INFORMATION

Additional information relating to the Company concerning the Company and its operations is available on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.  Copies of this information are available either on SEDAR or by contacting the Company at its offices located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3; phone 604-685-1870; fax 604-685-6550.

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BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 26th day of March, 2007

ON BEHALF OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

Chairman

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